UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ASANA, INC.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

04342Y104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04342Y104	SCHEDULE 13G	Page 2 of 4

1.	Names of Reporting Persons. Justin Rosenstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,970,218(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 20,970,218(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,970,218(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.5%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 3,618,949 shares of Class A Common Stock held of record by Mr. Rosenstein, (ii) 575,984 shares of Class A Common Stock issuable to Mr. Rosenstein upon the exercise of stock options that are exercisable within 60 days of December 31, 2021, and (iii) 16,775,285 shares of Class B Common Stock held of record by Mr. Rosenstein.

(2)

Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(3)

Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock and the exercise of the Reporting Person’s options exercisable as of or within 60 days of December 31, 2021. Based on 102,410,389 shares of Class A Common Stock issued and outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person.

CUSIP No. 04342Y104	SCHEDULE 13G	Page 3 of 4

Item 1.

(a) Name of Issuer:

Asana, Inc.

(b) Address of Issuer’s Principal Executive Offices:

633 Folsom Street, Suite 100

San Francisco, CA 94107

Item 2.

(a) Name of Person Filing:

Justin Rosenstein

(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is c/o Asana, Inc., 633 Folsom Street, Suite 100, San Francisco, CA 94107.

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share

(e) CUSIP Number:

04342Y104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 04342Y104	SCHEDULE 13G	Page 4 of 4

Item 4.	Ownership.

(a)	Amount beneficially owned: See Row 9 of the cover page to this Schedule 13G.

(b)	Percent of class: See Row 11 of the cover page to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	See Row 5 of the cover page to this Schedule 13G.

(ii) Shared power to vote or to direct the vote	See Row 6 of the cover page to this Schedule 13G.

(iii) Sole power to dispose or to direct the disposition of	See Row 7 of the cover page to this Schedule 13G.

(iv) Shared power to dispose or to direct the disposition of	See Row 8 of the cover page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

JUSTIN ROSENSTEIN

/s/ Justin Rosenstein
An individual